[QORVO LETTERHEAD]

May 10, 2019

VIA EDGAR AND ELECTRONIC MAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Fay

Re:	Qorvo, Inc.

Registration Statement on Form S-4 (File No. 333- 231161)

Request for Acceleration of Effective Date

Dear Mr. Fay:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Qorvo, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m., Eastern time, on May 13, 2019, or as soon thereafter as practicable. The Company also requests the Commission to confirm such effective date and time in writing.

Very truly yours,

QORVO, INC.

By:	/s/ Mark J. Murphy
Mark J. Murphy
Chief Financial Officer

cc:	Jeffrey C. Howland

Sudhir N. Shenoy